UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 17, 2023

Aura FAT Projects Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

Cayman Islands	001-901886	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Phillip Steet, #09-00, Royal One Phillip

Singapore, 048692

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +65-3135-1511

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share and one Redeemable Warrant	AFARU	The Nasdaq Stock Market LLC
Class A Ordinary Share, $0.0001 par value per share	AFAR	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	AFARW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment of Trust Agreement

Aura FAT Projects Acquisition Corp., a Cayman Islands exempted company limited by shares, with company registration number 384483 (the “Company”), entered into an Investment Management Trust Agreement, dated April 12, 2022 (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as trustee (“Continental”), which was initially filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-263717) in connection with its initial public offering on April 18, 2022 (the “IPO”).

On July 17, 2023, at 8:00 a.m. ET, the Company held a virtual special meeting of its shareholders at https://www.cstproxy.com/aurafatprojects/2023, pursuant to due notice (such meeting, the “Special Meeting”) in that certain Proxy Statement on Schedule 14(a) filed June 26, 2023 (as amended, the “Proxy Statement”). At the Special Meeting, the Company shareholders entitled to vote at the Special Meeting (the “Shareholders”) cast their votes and approved the proposal (the “Trust Amendment Proposal”) to authorize the Company to enter into Amendment No. 1 to the Trust Agreement (the “Trust Agreement Amendment”) to amend the Trust Agreement to allow the Company to extend beyond July 18, 2023 the date by which either the Company must have completed its initial business combination or Continental must liquidate the Trust Account established in connection with the IPO (the “Trust Account”). Following approval of the Trust Amendment Proposal by the Shareholders, the Company and Continental promptly entered into the Trust Agreement Amendment.

The foregoing summary is qualified by the full text of the Trust Agreement Amendment, which is included as Exhibit 10.1.

Item 3.03.	Material Modification to Rights of Security Holders.

Amendment of Memorandum and Articles of Association

As described in more detail in Item 5.03, the Shareholders approved the NTA Proposal (defined below) and the Extension Amendment Proposal (defined below) to amend the Second Amended and Restated Memorandum and Articles of Association (the “Charter”) and authorized the Company to file the First Amendment to the Second Amended and Restated Memorandum and Articles of Association (the “Amended Charter”) with the Cayman Islands authorities. Following approval of the NTA Proposal and the Extension Amendment Proposal by the Shareholders, the Company promptly filed the Amended Charter with the Cayman Islands authorities.

The foregoing summary is qualified by the full text of the Amended Charter, which is included as Exhibit 3.1.

Item 5.03.	Articles of Incorporation or Bylaws.

At the Special Meeting, the Shareholders approved the NTA Proposal and the Extension Amendment Proposal for the Company to adopt and file with the Cayman Islands authorities the Amended Charter, which the Company promptly filed following the Shareholders’ approval.

Pursuant to the Amended Charter, the Company has the right to eliminate the following limitations: (i) that the Company will only redeem offering shares so long as (after such redemption), the Company’s net tangible assets (“NTA”) will be at least $5,000,001 or any greater NTA or cash requirement that may be contained in the agreement relating to an initial business combination and after payment of underwriters’ fees and commissions (the “Redemption Limitation”), (ii) that the Company shall not redeem offering shares in connection with the consummation of a business combination if the Redemption Limitation is exceeded, and (iii) that the Company shall not consummate a business combination pursuant to a tender offer if the Redemption Limitation is exceeded (the “NTA Proposal”).

Moreover, pursuant to the Amended Charter, the Company has the right to extend beyond July 18, 2023 (the “Original Termination Date”) by up to 12, 1-month extensions through July 18, 2024 (each of the 12, 1-month extensions, an “Extension”, and each such extended date a “Deadline Date”) the date by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (a “business combination”), or (ii) cease its operations if and redeem or repurchase 100% of the Company’s Class A ordinary shares included as part of the units sold in the IPO. In connection with each Extension, the Company or Aura FAT Projects Capital LLC (the “Sponsor”) (or its affiliates or permitted designees) is required to deposit into the Trust Account the lesser of (x) $50,000, or (y) $0.045 per share for each public share outstanding as of the applicable Deadline Date, and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with (the “Extension Amended Proposal”).

The foregoing summary is qualified by the full text of the Amended Charter, which is included as Exhibit 3.1.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On the record date of June 8, 2023, the Company had 14,490,000 shares entitled to vote at the Special Meeting. At the Special Meeting, the Shareholders voted on three of four proposals presented, each as described in the Proxy Statement, and cast their votes as described below:

Proposal 1 – The NTA Proposal

The Shareholders approved the NTA Proposal. The following is a tabulation of the voting results:

Ordinary Shares:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,560,310	1,099,705	0	0

Proposal 2 – Extension Amendment Proposal

The Shareholders approved the Extension Amendment Proposal. The following is a tabulation of the voting results:

Ordinary Shares:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,560,310	1,099,705	0	0

Proposal 3 – Trust Amendment Proposal

The Shareholders approved the Trust Amendment Proposal. The following is a tabulation of the voting results:

Ordinary Shares:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,560,310	1,099,705	0	0

Item 8.01.	Other Events.

Redemption of Shares

In connection with the voting on the NTA Proposal, the Extension Amendment Proposal, and the Trust Amendment Proposal at the Special Meeting, holders of 8,708,304 shares of Class A ordinary shares exercised the right to redeem such shares for cash.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit
3.1	First Amendment to the Second Amended and Restated Memorandum and Articles of Association.
10.1	Amendment No. 1 to Investment Management Trust Agreement.
99.1	Press Release dated July 17, 2023.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aura FAT Projects Acquisition Corp.

Date: July 17, 2023	By:	/s/ David Andrada
David Andrada
Co-Chief Executive Officer

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